SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated January 17, 2018.

TRANSLATION

Buenos Aires, January 17, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: YPF S.A. and Statoil Argentina B.V. Sucursal Argentina enter definitive agreements for the development of hydrocarbons in the Bajo del Toro area, in the Province of Neuquén

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the Merval Listing Regulations.

In that connection, and following the information provided to the market in our letter dated August 25, 2017, we inform you that YPF S.A. (“YPF”) and Statoil Argentina B.V. Sucursal Argentina, an affiliate of Statoil Holding Netherlands B.V. (“Statoil” and, together with YPF, the “Parties”), entered into definitive agreements on January 17, 2018 for the exploration and the eventual joint development of the Bajo del Toro area, located in the Province of Neuquén (herein the “Agreements” and the “Area”). Through those Agreements, a 50% participation interest in the exploration permit over the Area was assigned to Statoil. YPF will continue to be the operator of the Area and will retain, directly and indirectly, the remaining 50% participation interest in the permit.

The Agreements contemplate the joint development of a two-phase work program (the “Work Program”). During the first phase, the Parties will develop two horizontal wells, and during the second phase, the Parties will develop six horizontal wells and the corresponding infrastructure associated with them. As payment of the price, Statoil will pay YPF 30 million dollars at the time of the fulfillment of the conditions precedent established in the Agreements, and, in addition, will pay 100% of the costs and investments required by the Work Program and the eventual development of the Area, up to 270 million dollars.

Once the activities related to the first phase of the Work Program are finalized, Statoil will have the option of exiting the project by returning the permit and paying any liabilities accrued up to its exit date. If Statoil does not exercise this exit right, once the activities corresponding to the second phase of the Work Program are completed, Statoil will again have the option of exiting the project under the same exit conditions.

Effectiveness of the Agreements remains contingent on the fulfillment of certain conditions precedent, mainly in connection with the authorization from the Executive Branch of the Province of Neuquén for the transfer of the participation interest described in the Agreements.

Yours faithfully,

Lorena Sánchez

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: January 18, 2018	By:	/s/ Lorena Sánchez
	Name:	Lorena Sánchez
	Title:	Market Relations Officer